EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

UPM-KYMMENE CORPORATION
(Translation of registrant's name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

UPM-KYMMENE CORPORATION Stock exchange release 19 March, 2002 at 3:05 pm

DECISIONS OF THE ANNUAL GENERAL MEETING OF UPM-KYMMENE CORPORATION

At the Annual General Meeting of UPM-Kymmene Corporation, held on 19 March, 2002, the accounts of the Corporation were approved and the persons responsible were discharged from liability for the financial period. According to the proposal of the Board of Directors it was decided that dividend of EUR 1.50 per share will be paid on 3 April, 2002. The record date for the payment of dividend is 22 March, 2002.

Two new members, Mr. Berndt Brunow, President & CEO of Sanitec Corporation and Mr. Fritz Holzhey, former Director of Haindl GmbH & Co KG were elected to the Board of Directors. In addition, Mr. Martti Ahtisaari, former President of the Republic of Finland; Mr. Carl H. Amon III, Partner in White & Case law firm; Mr. Michael Bottenheim, former Managing Director of Lazard Brothers; Ms. Donna Soble Kaufman, Canadian lawyer; Mr. Antoon Lenstra, President of Unilever PLC's Business Group Africa and Middle East; Mr. Juha Niemelä, President and CEO of UPM-Kymmene Corporation; Mr. Jorma Ollila, Chairman of the Board and CEO of Nokia Corporation; Mr. Gustaf Serlachius, Chairman of the Gösta Serlachius Fine Arts Foundation and Mr. Vesa Vainio, Chairman of Nordea plc., were re-elected members of the Board of Directors.

Mr. Lars Blomquist, Authorized Public Accountant and the auditing company PricewaterhouseCoopers Oy, with Ms. Merja Lindh, Authorized Public Accountant, as responsible auditor, were appointed Auditors of the Corporation. Mr. Eero Suomela, Authorized Public Accountant, and Heikki Lassila, Authorized Public Accountant, were appointed Deputy Auditors.

The Board of Directors' proposal to reduce the share capital by invalidating 1,175,398 own shares held by the company. The company's share capital will be reduced by EUR 1,998,176.60.

The proposal by the Board of Directors on the purchase of the company's own shares was approved. A minimum of 100 and a maximum of 12,300,000 own shares will be purchased. The Annual General Meeting authorised the Board of Directors to decide on the disposal of own shares bought back.

The proposal by the Board of Directors to issue stock options to the key personnel of the UPM-Kymmene Group was approved. The number of stock options issued will be 7,600,000, conferring entitlement to subscribe a maximum of 7,600,000 UPM-Kymmene shares. In addition, the Board of Directors' proposal on the cancellation of all the 2,000,000 stock options of the 1998C issue was approved.

The Board of Directors' proposal on the donation of approx. 560 hectares of forestry land for a national park to be established in the Natura 2000 nature conservation area of Repovesi in the Valkeala municipality to the State of Finland was approved. In addition, the Board of Directors' proposal on the filing of an application in accordance with the Nature Conservation Act of Finland for the non-compensable conservation of approx. 1400 hectares of the company's forestry land located within the area was approved.

The CEO's review

Mr Juha Niemelä, President and CEO, stated in his review that integration of Haindl, the German paper producer, has proceeded well and the final purchase price amounted to EUR 2,690 million instead of EUR 2,868 million as earlier forecast.

Estimates on annual synergy benefits have been confirming, being EUR 25 million in the year 2002, EUR 50 million in 2003 and EUR 70 million in 2004.

About the near future outlook Mr Niemelä stated that the demand of paper has continued to be weak resulting to capacity utilization rates levelling with the figures of last year's fourth quarter. The prices of most paper products have decreased at the turn of the year. According to him, economic indicators however forecast improvement during the present year, which is expected to increase paper demand. The demand of converted products and prices are expected to remain stable and the sawn timber market is still oversupplied.

UPM-Kymmene Corporation

Markku Franssila
Senior Vice President, Corporate Communications

DISTRIBUTION
Helsinki Stock Exchange
New York Stock Exchange
The main media

UPM-KYMMENE CORPORATION Stock exchange release 19 March, 2002 at 4:20 pm

MR VESA VAINIO CONTINUES AS CHAIRMAN OF UPM-KYMMENE BOARD OF DIRECTORS

At its assembly meeting, UPM-Kymmene's Board of Directors elected Mr Mr. Vesa Vainio, Chairman of Nordea plc as its Chairman and Mr Gustaf Serlachius, Chairman of the Gösta Serlachius Fine Arts Foundation and Mr Mr. Carl H. Amon III, Partner in White & Case law firm as its Vice Chairmen.

UPM-Kymmene Corporation

Markku Franssila
Senior Vice President, Corporate Communications

DISTRIBUTION
Helsinki Stock Exchange
New York Stock Exchange
The main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2002

UPM-KYMMENE CORPORATION

By: ______________________

Name: Markku Franssila
Title: Vice President, Corporate Communications

By: ______________________

Name: Olavi Kauppila
Title: Vice President, Investor Relations